SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)1
Alimera Sciences, Inc.
(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
016259 10 3
(CUSIP Number)
Domain Associates, L.L.C.	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: Morri Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016259 10 3

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Domain Partners VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,080,194
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,080,194
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,080,194
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 016259 10 3

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) DP VI Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☒ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 40,248
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 40,248
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,248
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 016259 10 3
AMENDMENT NO. 2 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons with respect to the Common Stock of the Issuer on May 7, 2010 and Amendment No. 1 thereto filed on June 3, 2011 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

As previously stated in the Schedule 13D, the Reporting Persons have acquired securities of the Issuer in the ordinary course of business for general investment purposes.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on market conditions and various other considerations, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, selling and/or otherwise disposing of some or all of their respective holdings in the Issuer and/or otherwise changing their intention with respect to any of the matters referred to in Item 4 of Schedule 13D, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 2 to Schedule 13D. In addition, OPSA VI directly beneficially owns 18,864 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Ownership percentages are based on 31,571,289 shares of Common Stock outstanding  as of  May 7, 2013, as reported in the Issuer’s Report on Form 10Q for the period ended March 31, 2013 filed with the Commission on May 10, 2013.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On May 15, 2013, DP VI and DP VI A sold an aggregate 23,217 shares of Common Stock in open market transactions, at an average price of $4.6962 per share.   On May 16, 2013, DP VI and DP VI A sold an aggregate 21,508 shares of Common Stock in open market transactions, at an average  price of $4.5038 per share.

On June 11, 2013, DP VI and DP VI A sold an aggregate 5,396 shares of Common Stock in open market transactions, at an average price of $5.0008  per share. Such shares were sold pursuant to Rule 10b5-1 Sales Plans adopted by DP VI and DP VI A on May 21, 2013 with respect to the Common Stock of the Issuer.

CUSIP No. 016259 10 3

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2013

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member